Exhibit 99.2

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, February 12, 2024

FAIRFAX RESPONDS FURTHER TO SHORT SELLER REPORT

The management team of Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) has now reviewed all the 72 pages of the Muddy Waters report and reviewed its allegations and insinuations. We categorically deny and refute all of them, without exception, as false and misleading.

To the best of our knowledge, Muddy Waters has never attended our conference calls and never asked a question, called us or written to us, but instead went to CNBC during our quiet period with these one-sided, ill-informed allegations and insinuations in a transparent attempt to profit by short selling our stock. They may have successfully done this with other companies, but they have woefully misjudged the strength of Fairfax’s financials and prospects and we are confident the marketplace will reflect our strong fundamentals.

Prem Watsa, Chairman and CEO of Fairfax, commented: “We are neither Berkshire Hathaway, nor GE, as Muddy Waters suggests. We are Fairfax, a strong and enduring company built over 38 years, committed to integrity, customer service, employee welfare and the communities we operate in. We have a unique Fair and Friendly culture throughout our organization. We strive to provide excellent returns to shareholders, and are committed to providing full disclosure in our annual report, highlighting both our pluses and minuses.

We have always been focused on building for the long term and have never given any quarterly guidance.

Over 38 years, our book value per share has compounded by 18.9% per year and our stock price at 18.0% per year. Out of 6,000 companies listed in the U.S. in 1985, when we began, less than 20 companies have a similar record. We have discussed repeatedly in our annual reports that we have not achieved our 15% objective in the last 5 to 10 years. However, we have more than achieved our 15% return over the last several years. Moreover, as those following Fairfax more closely are aware, the foundation of our operating income (underwriting profit, interest and dividend income, and profit from associates) is stronger than ever, and bodes well for the future.

Our company is very strong and the best is yet to come. We look forward to answering any questions in our conference call on Friday, February 16, 2024 at 8:30 a.m. ET.”

Fairfax is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information contact:	John Varnell, Vice President, Corporate Development at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946

Forward-looking information

Certain statements contained herein may constitute “forward-looking statements” and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities regulations. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: our ability to complete acquisitions and other strategic transactions on the terms and timeframe contemplated and to achieve the anticipated benefits therefrom; a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; unfavourable changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors’ premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with any use we may make of derivative instruments; the failure of any hedging methods we may employ to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional adverse requirements, supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with applicable laws and regulations relating to sanctions and corrupt practices in foreign jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; operational, financial reporting and other risks associated with IFRS 17- Insurance Contracts; impairment of the carrying value of our goodwill, indefinite-lived intangible assets or investments in associates; our failure to realize deferred income tax assets; technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer; disruptions of our information technology systems; assessments and shared market mechanisms which may adversely affect our insurance subsidiaries; and risks associated with the conflicts in Ukraine and Israel. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, and in our Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR+ at www.sedarplus.ca. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities law.

2